HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

AMY MCDANIEL WILLIAMS DIRECT DIAL: 804-788-7388 EMAIL:awilliams@hunton.com FILE NO: 65607.000023
March 15, 2007

Rochelle Kauffman Plesset

Office of Chief Counsel

Division of Investment Management—Mail Stop 5030

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                               KKR Financial Holdings LLC—1940 Act Analysis

Dear Ms. Plesset:

You have asked for an analysis explaining why KKR Financial Holdings LLC and its subsidiaries are not required to register as investment companies under the Investment Company Act of 1940, as amended (the “1940 Act”).

I.              KKR Financial Holdings LLC—Section 3(a)(1)(C)1

A.    Facts

KKR Financial Holdings LLC is a recently formed Delaware limited liability company that, after the consummation of the conversion transaction, will be a holding company that will provide holders of shares of KKR Financial Holdings LLC with earnings from KKR Financial Corp., its REIT subsidiary, its CDO subsidiaries and other subsidiaries and assets. KKR Financial Holdings LLC and its subsidiaries, including the CDO subsidiaries, will be externally managed by KKR Financial Advisors LLC (the “Manager”) or one or more of its affiliates.

(1)           See the attached chart for a graphic representation of the organizational structure.

B.    Exemption

KKR Financial Holdings LLC will rely on Section 3(a)(1)(C) of the 1940 Act for its exclusion from the definition of “investment company.”  Section 3(a)(1)(C) defines “investment company” to include any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

The term “investment securities” includes all securities except (A) government securities…and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).

Section 2(a)(24) states that a majority-owned subsidiary of an entity is “a company 50 per centum or more of the outstanding voting securities of which are owned by” the entity. Section 2(a)(8) defines company to include “a corporation, a partnership, an association . . . or any organized group of persons whether incorporated or not . . . .”

C.    After Conversion

After the conversion transaction, KKR Financial Holdings LLC will hold interests in the following subsidiaries.

(1)           KKR Financial Corp.

KKR Financial Corp. will be excluded from the definition of investment company by virtue of Section 3(c)(5)(C). Because KKR Financial Corp. is a majority-owned subsidiary and is not relying on Section 3(c)(1) or 3(c)(7) for its exemption, KKR Financial Holdings LLC’s interest in KKR Financial Corp. will not be treated as an investment security.

(2)           KKR Financial Holdings I, L.P.

KKR Financial Holdings I, L.P. will be excluded from the definition of investment company by virtue of Section 3(c)(1) or 3(c)(7) because the only entities that will own securities of KKR Financial Holdings I, L.P. are KKR Financial Holdings LLC and a limited number of institutional investors who are qualified purchasers as defined in the 1940 Act (“Qualified Purchasers”). KKR

Financial Holdings LLC will own 49.9% of the limited partnership interests in KKR Financial Holdings I, L.P., and those interests will be treated as investment securities.

(3)           LLC Subsidiaries

Each LLC Subsidiary will be exempt by virtue of Section 3(c)(7) because ownership of the interests in such LLC Subsidiaries will be restricted to Qualified Purchasers. Because each LLC Subsidiary will be relying on Section 3(c)(7) for its exemption, KKR Financial Holdings LLC’s interests in the LLC Subsidiaries will be treated as investment securities.

(4)           Trust Preferred Subsidiaries

Each Trust Preferred Subsidiary will be exempt by virtue of Section 3(c)(7) because ownership of the securities in such Trust Preferred Subsidiaries will be restricted to Qualified Purchasers. Because each Trust Preferred Subsidiary is relying on Section 3(c)(7) for its exemption, KKR Financial Holdings LLC’s interests in the Trust Preferred Subsidiaries will be treated as investment securities.

(5)           Taxable Corporate Subsidiaries

There are two entities, KKR Financial Holdings, Inc. and KKR Financial Holdings, Ltd., referred to together as the “Taxable Corporate Subsidiaries,” that will be owned by KKR Financial Holdings LLC after the conversion.  There are no current plans for there being more than a de minimis investment in either Taxable Corporate Subsidiary. Were there an investment, each Taxable Corporate Subsidiary would be exempt by virtue of Section 3(c)(7) because ownership of securities will be restricted to Qualified Purchasers. Because each Taxable Corporate Subsidiary would be relying on Section 3(c)(7) for its exemption, KKR Financial Holdings LLC’s interests in the Taxable Corporate Subsidiaries would be treated as investment securities.

(6)           CDO Subsidiaries

The CDO Subsidiaries that exist today are KKR Financial CDO 2005-1, Ltd. (“CDO 2005-1”), KKR Financial CLO 2005-1, Ltd. (“CLO 2005-1”), KKR Financial CLO 2005-2, Ltd. (“CLO 2005-2”), KKR Financial CLO 2006-1, Ltd. (“CLO 2006-1”), and KKR Financial CLO 2006-2, Ltd. (“CLO-2006-2”).

CDO 2005-1 will be exempt by virtue of Section 3(c)(7) because ownership of securities by U.S. investors will be restricted to Qualified Purchasers. Because CDO 2005-1 is relying on Section 3(c)(7) for its exemption, KKR Financial Holdings LLC’s interest in CDO 2005-1 will be an investment security.

By contrast, CLO 2005-1, CLO 2005-2, CLO 2006-1, and CLO 2006-2 (expected to be closed on or before the closing of the conversion transaction) (the “CLOs”) all will rely on Rule 3a-7 to avoid registration as investment companies. Because each CLO is a majority-owned subsidiary and is not relying on Section 3(c)(1) or 3(c)(7) for its exemption, KKR Financial Holdings LLC’s interest in each CLO will not be treated as an investment security.

KKR Financial Holdings LLC anticipates that any CDO Subsidiaries it forms in the future also will be structured to comply with Rule 3a-7.

D.    Conclusion

The numerical analyses included in this letter are presented on an unconsolidated basis and are based on the assets of KKR Financial Corp. and its subsidiaries as of December 31, 2006, adjusted to reflect intra-enterprise transfers of assets from one affiliated entity to another in connection with the conversion transaction.

Based on the foregoing, upon the closing of the conversion transaction, KKR Financial Holdings LLC will qualify for the Section 3(a)(1)(C) exemption because less than 40% of its assets are expected to be treated as investment securities as reflected below:

KKR Financial Holdings LLC

Assets
Investment in KKR Financial Holdings I, L.P.	$104,035,471
Investment in LLC Subsidiaries	561,531,485
Investment in Trust Preferred Subsidiaries	7,743,000
Investment in Taxable Corporate Subsidiaries	0
Investment in CDO 2005-1	3,527,366
Total Investment Securities	676,837,322

Investment in KKR Financial Corp. (Section 3(c)(5)(C))	628,073,051
Investment in CLO Subsidiaries (Rule 3a-7)	896,469,514
Other Assets	8,535,840
Total Assets	$2,209,915,728
Percentage of Assets that are Investment Securities	30.63%

II.            KKR Financial Corp.—Section 3(c)(5)(C)

A.    Facts

Following the consummation of the conversion transaction, KKR Financial Corp. will be a direct, wholly-owned subsidiary of KKR Financial Holdings LLC. KKR Financial Holdings LLC will own 100% of the outstanding common stock (and consequently 100% of the voting securities) of KKR Financial Corp. To satisfy the REIT requirements regarding the minimum number of stockholders, after the consummation of the conversion transaction, KKR Financial Holdings LLC will cause KKR Financial Corp. to issue a class of preferred stock to approximately 125 unaffiliated stockholders. KKR Financial Corp. expects to offer such preferred stock (raising approximately $625,000) solely to accredited investors in reliance on the exemptions provided by Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). Each share of preferred stock will have a liquidation preference of $5,000 and will entitle the holder of such preferred stock to annual cash dividends at a rate of 12.5%. The preferred stock will have no voting rights in the election of directors of KKR Financial Corp. and, hence, will not be a voting security.

B.    Exemption

KKR Financial Corp. will rely on Section 3(c)(5)(C) for its exemption from the 1940 Act. Section 3(c)(5)(C) requires a company to be primarily engaged in “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” to qualify for exemption from the 1940 Act. In order to satisfy the “primarily engaged” requirement of Section 3(c)(5)(C), a company:

must invest at least fifty-five percent of its assets in mortgages and other liens on and interests in real estate (“qualifying interests”). An additional twenty-five percent of the [company]’s assets must be in real estate related assets, although this percentage may be reduced to the extent that more than fifty-five percent of the [company]’s assets are to be invested in qualifying interests.

Div. of Inv. Mgmt., Sec. & Exch. Comm’n, Protecting Investors: A Half Century of Investment Company Regulation 72 (footnote omitted) (1992) (“Protecting Investors Study”).

“Qualifying interests” under the 55% test include whole mortgage loans and mortgage-backed securities issued or guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae, as long as those securities are “whole pool”—that is, they represent 100% of the beneficial interest in the mortgage loans. These assets are often called “whole pool” assets.

Consistent with our understanding of the position of the SEC staff, the Section 3(c)(5)(C) tests will be measured on an unconsolidated basis, with KKR Financial Corp. characterizing its equity investments in majority-owned and wholly-owned subsidiaries as qualifying interests, related assets or miscellaneous assets pro rata based upon the characteristics of the assets held by each subsidiary.

Because KKR Financial Corp. is a majority-owned subsidiary and is exempt from regulation under the 1940 Act and relies on an exemption other than Section 3(c)(1) or 3(c)(7), the securities it issues to KKR Financial Holdings LLC, its parent, will not be treated as investment securities.

C.    After Conversion

After the conversion transaction, KKR Financial Corp. will hold interests in:

(1)           Taxable REIT Subsidiaries

KKR Financial Corp. organized domestic and foreign taxable REIT subsidiaries to allow it to make, from time to time, certain investments that would not be REIT qualifying investments if made directly by KKR Financial

Corp., and to earn income that would not be REIT qualifying income if earned directly by KKR Financial Corp. Upon the closing of the conversion transaction, all assets held by the Taxable REIT Subsidiaries will be transferred to affiliates. The Taxable REIT Subsidiaries rely on Section 3(c)(7).

(2)           Secured Liquidity Note Depositor Subsidiaries

KKR Financial Corp. has established two depositor subsidiaries to hold certain mortgage-backed securities. These subsidiaries finance these assets by issuing asset-backed secured liquidity notes that are rated A-1+, P-1, and F1+, by Standard and Poor’s, Moody’s and Fitch Inc., respectively. The Secured Liquidity Note Depositor Subsidiaries rely on Section 3(c)(7).

D.    Conclusion

On the basis described above with respect to KKR Financial Holdings LLC, following the conversion transaction, KKR Financial Corp. will qualify under Section 3(c)(5)(C) because at least 55% of its assets are expected to be qualifying assets and at least another 25% of its assets are expected to be in real estate related assets as reflected below:

KKR Financial Corp.

Assets
Investment in qualifying assets (mortgage loans / whole pool MBS)	$7,026,647,189
Investment in real estate related assets	0
Investment in miscellaneous assets	60,615,801
Investment in Taxable REIT Subsidiaries	0
Allocation:
Qualifying assets	0
Real estate related assets	0
Miscellaneous assets	0
Investment in Secured Liquidity Note Depositor Subsidiaries	63,883,787
Allocation:
Qualifying assets	0
Real estate related assets	63,883,787
Miscellaneous assets	0
Total:	$7,151,146,777
Qualifying assets	$7,026,647,189
Real estate related assets	$63,883,787
Miscellaneous assets	$60,615,801

Percentages:
Qualifying assets	98.26%
Real estate related assets	0.89%
Miscellaneous assets	0.85%

III.           KKR Financial Holdings I, L.P.—Section 3(c)(1) or 3(c)(7)

A.    Facts

As part of the conversion transaction, KKR Financial Holdings I, L.P., a limited partnership in which KKR Financial Holdings LLC owns 49.9% of the outstanding limited partnership interests and that owns certain non-mortgage assets, will be distributed out of KKR Financial Corp. to KKR Financial Holdings LLC.

B.    Exemption

KKR Financial Holdings I, L.P. will rely on Section 3(c)(7) because ownership of its securities will be restricted to Qualified Purchasers.

C.    After Conversion

After the conversion transaction, KKR Financial Holdings I, L.P. will hold indirect interests in corporate debt investments through CDO Subsidiaries.

D.    Conclusion

KKR Financial Holdings I, L.P. will qualify for Section 3(c)(7) because ownership of its securities by will be limited to Qualified Purchasers.

IV.           LLC Subsidiaries—Section 3(c)(7)

A.    Facts

After consummation of the conversion transaction, KKR Financial Holdings LLC will form one or more LLC Subsidiaries, which will own certain non-real estate investments and conduct certain business and financing activities.

B.    Exemption

Each LLC Subsidiary will rely on Section 3(c)(7) for its exemption from the 1940 Act because ownership of its securities will be limited to Qualified Purchasers. Because each LLC Subsidiary is relying on Section 3(c)(7) for its exemption, KKR Financial Holdings LLC’s interests in the LLC Subsidiary will be treated as investment securities.

V.            Trust Preferred Subsidiaries—Section 3(c)(7)

A.    Facts

KKR Financial Corp. has established five trusts, each a Trust Preferred Subsidiary, that have issued trust preferred securities. The trusts that issued the preferred securities are wholly-owned by KKR Financial Corp. The trust preferred securities will remain outstanding after the conversion transaction. The common equity in the trusts owned by KKR Financial Corp. will be transferred to KKR Financial Holdings LLC in connection with the conversion transaction.

B.    Exemption

Each Trust Preferred Subsidiary will rely on Section 3(c)(7) for its exemption from the 1940 Act because ownership of securities will be restricted to Qualified Purchasers. Because each Trust Preferred Subsidiary is relying on Section 3(c)(7) for its exemption, KKR Financial Holdings LLC’s interests in the Trust Preferred Subsidiaries will be investment securities.

VI.           Taxable Corporate Subsidiaries—Section 3(c)(7)

A.    Facts

KKR Financial Holdings LLC may own interests in domestic and foreign taxable corporate subsidiaries, each a Taxable Corporate Subsidiary, that will be formed to make, from time to time, certain investments that will earn income that will not satisfy the “qualifying income exception” for tax purposes.

B.    Exemption

Each Taxable Corporate Subsidiary will rely on Section 3(c)(7) for its exemption from the 1940 Act because ownership of securities will be restricted to Qualified Purchasers. Because each Taxable Corporate Subsidiary is relying on Section 3(c)(7) for its exemption, KKR Financial Holdings LLC’s interests in the Taxable Corporate Subsidiaries will be investment securities.

VII.         CDO 2005-1—Section 3(c)(7)

A.    Facts

After the conversion, KKR Financial Holdings LLC will own 100% of the voting shares and non-voting preferred shares in CDO 2005-1.

B.    Exemption

CDO 2005-1 will rely on Section 3(c)(7) for its exemption from the 1940 Act because ownership of securities by U.S. investors will be restricted to Qualified Purchasers. Because CDO 2005-1 is relying on Section 3(c)(7) for its exemption, KKR Financial Holdings LLC’s interests in CDO 2005-1 will be investment securities.

VIII.        CLOs—Rule 3a-7

A.    Facts

As part of the conversion transaction, it is expected that all of the existing CLOs owned by KKR Financial Corp. will be distributed to KKR Financial Holdings LLC. KKR Financial Holdings LLC will own all of the voting interests in the CLOs, as well as 100% of the Subordinated Notes and certain other interests in the CLOs. The CLOs provide KKR Financial Holdings LLC with an alternative source of funding its corporate debt investments by issuing CLOs on a term, non-recourse basis.

B.    Exemption

As noted above, each CLO will rely on Rule 3a-7 for its exemption from the 1940 Act. Each CLO will be subject to an indenture that contains specific guidelines and restrictions, including a prohibition on the CLO issuer from acquiring and disposing of assets primarily for the purpose of recognizing gains or decreasing losses resulting from market value changes. Certain sales and purchases of assets may be made so long as the CLOs do not violate the guidelines contained in the indentures and are not based primarily on changes in market value. Each CLO can, however, continue to sell assets without limitation if it believes the credit profile of the obligor will deteriorate. The proceeds of permitted dispositions may be reinvested in collateral that is consistent with the credit profile of the CLO under specific and predetermined guidelines.

Each CLO will meet the requirements of Rule 3a-7 because:

Each CLO will meet the requirements of Rule 3a-7 because:

(1)        The CLO issuer will be engaged in purchasing, or otherwise acquiring, and holding financial assets that by their terms convert to cash within a finite period (eligible assets).

(a)        Payments to the holders of the securities will depend primarily on the cash flow from eligible assets.

(2)        Acquisition or disposition of assets

(a)        will be in accordance with terms and conditions set forth in the applicable financing documents;

(b)        will not result in a downgrade in the rating of the issuer’s outstanding fixed-income securities; and

(c)        will not be for the primary purpose of recognizing gains or avoiding losses.

(3)        All classes of offered fixed-income securities will be investment grade (rated in one of the four highest rating categories).

(a)        Transfers of fixed-income securities that are non-investment grade will be limited to institutional accredited investors, qualified institutional buyers, or to the sponsor.

(4)        All offered securities that are not fixed-income securities may be transferred to only qualified institutional buyers or to the sponsor.

(5)        All non-offered securities will be transfer-restricted.

(a)        All transfer-restrictions permit transfer to parties involved in the organization or operation of the issuer and their affiliates.

(6)        A trustee will be appointed under each indenture:

(a)        Each trustee will be independent as required under Rule 3a-7.

(b)        Each trustee will be a U.S. bank (or a foreign branch of a U.S. Bank) with at least $500,000 in capital, surplus, and undivided profits.

(c)        Each trust indenture will state that the trustee cannot resign until the trust has been liquidated or until a successor trustee has accepted its appointment.

(d)        Each CLO issuer will take reasonable steps for such trustee to have a perfected security interest or ownership interest in the eligible assets.

(e)        Each CLO issuer will be required to assure that cash flows from the eligible assets are periodically deposited into a segregated account.

(f)         No trustee will provide credit enhancement to the related CLO issuer or an affiliate of that CLO issuer.

(7)        The CLO securities will not have redemption features that will cause them to be viewed as redeemable securities.

Because each CLO will be a majority-owned subsidiary and will be exempt from regulation under the 1940 Act and will rely on an exemption other than Section 3(c)(1) or 3(c)(7), the securities it issues to KKR Financial Holdings LLC, its parent, will not be treated as investment securities for purposes of Section 3(a)(1)(C) calculations by KKR Financial Holdings LLC.

C.    Conclusion

Each CLO will qualify under Rule 3a-7 because it meets all the requirements of the rule, including the requirement that the CLO issuer be prohibited from acquiring and disposing of assets primarily for the purpose of recognizing gains or decreasing losses resulting from market value changes.

For the reasons stated above, neither KKR Financial Holdings LLC nor any of its subsidiaries will be required to register as an investment company under the 1940 Act. If you have any questions about the foregoing analysis, please do not hesitate to call me at (804) 788-7388. Thank you for your assistance.

Best regards,

/s/ Amy McDaniel Williams

Amy McDaniel Williams